Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Three Months Ended
	March 31

	2005	2004
	(In Millions)
Earnings:

Loss before income taxes	$(1,070)	$(459)
Fixed charges, from below	186	164
Undistributed losses of affiliates	-	-
Interest capitalized	(4)	-

Loss	$(888)	$(295)

Fixed charges:

Interest expense	$ 108	$ 120
Preferred stock dividend requirements	2	2
Portion of rental expense representative
of the interest factor	76	42

Fixed charges	$ 186	$ 164

Ratio of earnings to fixed charges	(a)	(a)

__________

(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $1.1 billion in 2005 and $459 million in 2004.